CUSIP No. 658418108	13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

North Central Bancshares, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

658418108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 658418108		13G	Page 2 of 5 Pages

1. Name of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as
Trustee for the First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan,
IRS No. 51-0099493.

2. Check the Appropriate Box if a Member of a Group:

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

	5. Sole Voting Power:
	0

Number of	6. Shared Voting Power:
Shares	183,682
Beneficially
Owned By	7. Sole Dispositive Power:
Each	0
Reporting
Person With:	8. Shared Dispositive Power:
	183,682

9. Aggregate Amount Beneficially owned by Each Reporting Person 183,682

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares:

11. Percent of Class Represented by Amount in Row (9): 13.62%

12. Type of Reporting Person: EP

CUSIP No. 658418108		13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:			First Federal Savings Bank of Iowa
(b) Address of Issuer’s Principal Executive Offices:			825 Central Avenue
Fort Dodge, IA 50501-3901

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan
1013 Centre Road
Wilmington, Delaware 19805

Citizenship:	Delaware

(d) Title of Class of Securities:		Common Stock, $.01 par value

(e) CUSIP Number:		658418108

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership - Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) The First Federal Savings Bank of Iowa 401(k) and Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Delaware Charter
Guarantee & Trust Company dba Principal Trust Company acts as the Trustee for the
401(k) and Stock Ownership Plan Trust. As of December 31, 2009, the 401(k) and Stock
Ownership Plan Trust held 183,682 shares of the Issuer’s common stock. The securities reported include all shares held of record by the Trustee as trustee of the Trust. The Trustee follows the directions of the Issuer and/or Plan participants with respect to voting and disposition of shares. The Trustee, however, is subject to fiduciary duties under ERISA. The
Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b) The 183,682 shares of common stock represent 13.62% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2009, as provided by the Issuer.

CUSIP No. 658418108	13G	Page 4 of 5 Pages

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 183,682
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 183,682

Item 5. Ownership of Five Percent or Less of Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 658418108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Kristin M. Camp
Kristin M. Camp
Director, Trust Services
February 8, 2010